                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                                 CALA CORPORATION
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                                  (Name of Issuer)

                                    COMMON STOCK
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                           (Title of Class of Securities)

                                    224 908 301
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                                   (CUSIP Number)

  STEPHEN A. ZRENDA, JR., STEPHEN A. ZRENDA, JR., P.C., 100 NORTH BROADWAY,
                                  SUITE 2100,
                 OKLAHOMA CITY, OKLAHOMA 73102-8601; (405) 235-2111
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 NOVEMBER 10, 1999
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D


CUSIP NO.   224 908 301



     TEDDY DRYDEN MITCHELL
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(1)  Names of Reporting Persons.    I.R.S. Identification Nos. of Above Persons
                                    (entities only)

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(2)  Check the Appropriate Box if a Member        (a)  / /
        of a Group                                (b)  / /

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(3)  SEC Use Only

     PF
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(4)  Source of Funds

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(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)        / /

     UNITED STATES
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(6)  Citizenship or Place of Organization

Number of Shares              (7) Sole Voting Power
  Beneficially Owned               1,319,004 SHARES
  by Each Reporting           --------------------------------------------------
  Person With                 (8) Shared Voting Power
                                   -0-
                              --------------------------------------------------
                              (9) Sole Dispositive Power
                                   1,319,004 SHARES
                              --------------------------------------------------
                              (10) Shared Dispositive Power
                                   -0-
                              --------------------------------------------------

     1,319,004
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     N/A
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     6%
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(13) Percent of Class Represented by Amount in Row (11)

     IN
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(14) Type of Reporting Person


ITEM 1.   SECURITY AND ISSUER


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     This statement relates to the Common Stock, $.005 par value (the "Common
Stock"), and other securities of Cala Corporation (formerly Creative Restaurant Concepts, Inc.), an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 2 First North Street, Suite 311, San Jose, California.

ITEM 2.   IDENTITY AND BACKGROUND

     This statement relates to the securities of Cala Corporation (the "Issuer") that were acquired by Teddy Dryden Mitchell, an individual. The principal occupation of Mr. Mitchell is financial consulting services.

     His address is 3137 Elmwood Avenue, Oklahoma City, Oklahoma 73116.

     Mr. Mitchell, during the last five years, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Mitchell is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Mitchell has acquired 985,671 shares of the Issuer's common stock for cash; and has acquired an option to purchase 333,333 shares of common stock at an exercise price of $.15 per share that expires on May 10, 2000. The purchase was made from personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

     The purpose of the acquisitions of the securities of the Issuer by Mr. Mitchell was for investment purposes.

     (a) There are no current proposals by Mr. Mitchell to purchase any additional securities of the Issuer, except for the exercises of his option to purchase 333,333 shares of the common stock of the Company. Mr. Mitchell intends to dispose of securities of the Issuer in the future from time to time.

     (b) There are no current plans or proposals known to Mr. Mitchell regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals known to Mr. Mitchell involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There are no plans known to Mr. Mitchell to change the total authorized number of directors on the Board of Directors, or to change their term of office. There are two vacancies known to Mr. Mitchell on the Board of Directors of the Issuer.

     (e) There are no current plans or proposals known to Mr. Mitchell to cause any material change in the present capitalization or dividend policy of the Issuer.


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

     (f) There are no current plans or proposals known to Mr. Mitchell to make material changes in the Issuer's business or corporate structure.

     (g) There are no current plans or proposals known to Mr. Mitchell to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals known to Mr. Mitchell to cause the Common Stock of the Issuer to be delisted from over-the-counter pink sheet market.

     (i) There are no current plans or proposals known to Mr. Mitchell to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals known to Mr. Mitchell regarding any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Teddy Dryden Mitchell is the direct beneficial owner of 985,671 shares of the Common Stock, and holds an option to purchase 333,333 shares of Common Stock exercisable at $.15 per share.

     (b) Mr. Mitchell has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Mitchell during the past 60 days.

     (d) To the best knowledge of Mr. Mitchell, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him, except for 3,894 shares of common stock that he holds as trustee for benefit of his children and as custodian for them.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of Mr. Mitchell's knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by him.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1.   None


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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 30, 1999                       /s/ Teddy Dryden Mitchell
                                        ----------------------------------------
                                        TEDDY DRYDEN MITCHELL





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